PALMER SQUARE OPPORTUNISTIC INCOME FUND
2000 Shawnee Mission Parkway, Suite 300
Mission Woods, Kansas 66205

VIA EDGAR

June 30, 2017

Mr. Kenneth Ellington
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Re:	Palmer Square Opportunistic Income Fund -Shareholder Reports

This letter summarizes the comments provided by Mr. Kenneth Ellington of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on June 27, 2017, regarding Sarbanes Oxley Act review of shareholder reports on Form N-CSR for the Palmer Square Opportunistic Income Fund (811-22969) (the “Fund”). Responses to all the comments are included below:

1.
Please provide the amount of income recognized from residual or subordinated notes in CLO vehicles (“CLO equity tranches”) during the Fund’s reporting period ended July 31, 2016. In addition, please provide the percentage of the Fund’s assets invested in CLO equity tranches as of July 31, 2016.

Response: The Fund recognized $875,970 of interest income from its investments in CLO equity tranches during the twelve-month period ended July 31, 2016. As of July 31, 2016, the Fund had 3.91% of its assets invested in CLO equity tranches.

* * * * *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact the undersigned. Thank you.

Sincerely,

/s/RITA DAM
Rita Dam
Assistant Treasurer
626-914-1041

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